Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

Withdrawal Request of Offering Statement on Form 1-A (File No. 024-10759)

Dear Ladies and Gentlemen:

On behalf of Co-optrade (the “Company”), we respectfully requests the withdrawal of its Offering Statement on Form 1-A (File No. 024-10759), together with all post qualification amendments and exhibits thereto (collectively, the “Offering Statement”), publicly filed with the Securities and Exchange Commission (the “Commission”) initially qualified on March 23, 2018.

The current Offering Statement has passed since the initial date qualification therefore needs to withdraw so that the Company can file a new Offering Statement. Accordingly, the Company respectfully requests that the Commission issue an order granting the withdrawal of the Offering Statement effective as of the date hereof or at the earliest practicable date hereafter.

Sincerely,

/s/ Thomas Schenck
Signed “Thomas Schenck”
CEO of Co-optrade

/s/ Melandrew Santos
Signed “Melandrew Santos”
CFO of Co-optrade